CLOUDERA, INC.
395 Page Mill Road
Palo Alto, California 94306
November 16, 2018
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Jeff Kauten
Division of Corporation Finance

Re:	Cloudera, Inc.
Registration Statement on Form S-4
Filed November: 4:00 PM Eastern Time
File No. 333-228155
Via EDGAR – Acceleration Request
Requested Date: November 20, 2018
Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
Cloudera, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-4 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Registrant hereby authorizes David A. Bell or Niki Fang, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Bell at (650) 335-7130 or, in his absence, Ms. Fang at (650) 335-7252.

Sincerely,

CLOUDERA, INC.

By:	/s/ Jim Frankola
Jim Frankola
Chief Financial Officer

cc:	David A. Bell, Esq.
Niki Fang, Esq.
Fenwick & West LLP